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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals

Service Professionals

Performance

Prices

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 1/31/2013
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**4.47%**	**9.90%**	**9.39%**	**3.77%**	**6.89%**	**6.52%**
S&P 500® Index[3]	6.75	16.78	14.14	3.97	7.93	8.36
Barclays Aggregate Bond Index[4]	-0.68	2.59	5.41	5.45	5.10	6.09
Dividend Growth Class I	**6.85**	**15.21**	**14.45**	**6.17**	--	**8.34**
S&P 500® Index[3]	6.75	16.78	14.14	3.97	--	5.47
Dividend Growth Class S	**6.80**	**14.98**	**14.19**	**5.90**	--	**6.92**
S&P 500® Index[3]	6.75	16.78	14.14	3.97	--	4.36
Global Dividend Growth[5] Class I	**7.13**	**13.99**	--	--	--	**53.46[1]**
Global Dividend Growth[5] Class S	**7.07**	**13.73**	--	--	--	**51.81[1]**
Composite Index[6]	8.55	17.08	--	--	--	34.51[1]
S&P 500® Index[3]	6.75	16.78	--	--	--	41.51[1]
MSCI EAFE Index[7]	11.27	17.25	--	--	--	23.33[1]
Large Cap Growth	**6.34**	**13.01**	**11.28**	**3.54**	**8.34**	**9.61**
Russell 1000® Growth Index[8]	6.00	13.43	14.61	5.70	8.24	10.55
Mid Cap Growth	**10.39**	**15.00**	**15.96**	**4.36**	**10.40**	**11.77**
Russell Midcap® Growth Index[9]	10.48	14.63	16.76	6.22	11.09	--
International Growth[5]	**9.22**	**15.77**	**7.84**	**-1.75**	**7.23**	**4.01**
MSCI EAFE Growth Index[10]	10.28	15.98	8.00	-0.30	8.82	3.93
Small Cap Growth[11]	**9.76**	**12.42**	**16.86**	**5.59**	**10.32**	**10.61**
Russell 2000® Growth Index[12]	10.49	13.63	17.02	6.85	10.81	6.89
Developing Markets Growth[5]	**7.78**	**4.61**	**4.58**	**-1.83**	**13.35**	**5.01**
MSCI Emerging Markets Index[13]	7.40	4.87	4.62	-0.36	13.92	4.41

Average Annual Total Returns - Fixed Income Funds

As of 1/31/2013
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities[14]	**-0.28%**	**2.03%**	**3.05%**	**4.10%**	**4.07%**	**6.19%**
Barclays Interm. Gov't Index[15]	-0.19	0.82	3.66	3.95	4.09	6.35
Quality Income[16]	--	--	--	--	--	**0.09**
Barclays 1-3 Year Gov't/Credit Index[17]	--	--	--	--	--	0.04
Tax-Free Income[18]	**1.21**	**8.30**	**7.66**	**5.13**	**4.07**	**5.52**
Barclays 5-Year Municipal Index[19]	0.22	2.40	4.37	4.86	4.29	5.67
Minnesota Tax-Free Income[18,20]	**0.99**	**5.63**	**6.99**	**5.78**	**4.86**	**5.18**
Barclays 5-Year Municipal Index[19]	0.22	2.40	4.37	4.86	4.29	4.94

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Global Dividend Growth Fund 9/30/08; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit U.S. Government Securities Fund 6/2/87; Sit Quality Income Fund 12/31/12; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The Composite Index is comprised of 60% S&P 500® Index and 40% MSCI EAFE Index.

(7) The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. & Canada. The MSCI EAFE Growth Index measures the growth oriented developed market stocks within Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(8) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

(9) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index.

(10) The MSCI EAFE Growth Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(11) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(12) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization.

(13) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(14) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(15) The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(16) Quality Income Fund's inception date is 12/31/12. The 3-month return for the Fund will begin to be reported on 3/31/13.

(17) The Barclays 1-3 Year U.S. Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transacton costs, management fees or other costs. It is not possible to invest directly in an index.

(18) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(19) The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(20) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

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Performance

Click here for the performance results in Adobe PDF Format.

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 1/31/2013
(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]
Dividend Growth Class I	1.69%	1.74%
Dividend Growth Class S	1.45	1.51
Global Dividend Growth[2] Class I	1.58	1.89
Global Dividend Growth[2] Class S	1.34	1.65

Current Yields and Distribution Rates - Fixed Income Funds

As of 1/31/2013
(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]	Dividend Distribution Factor
U.S. Government Securities[3]	1.31%	1.75%	0.01448
Quality Income	0.62	--	0.008952
Tax-Free Income[4]	3.86	4.17	0.03094
Minnesota Tax-Free Income[4,5]	3.44	3.69	0.03140

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

(2) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(3) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(4) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(5) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

February 8, 2013

Firm History
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2012 Market Review

Domestic equity markets were strong in 2012. The S&P 500® Index was up +16.0% and the Dow Jones Industrial Average gained +10.2% for the year. The technology-laden NASDAQ OTC Composite gained +15.9% in 2012. Midcap stocks outperformed both large and small capitalization issues. Large cap stocks matched small cap stocks performance.

International equity markets had a strong rally in the last six months of 2012, with Asia ex-Japan and Europe leading the way and Japanese equities trailing the market. Equity markets benefited from favorable monetary policies in the U.S. and globally, despite facing challenges from the European debt crisis, slowing economic growth in the U.S. and China, and a tense political standoff on the U.S. fiscal cliff. The MSCI EAFE Growth Index returned +16.86% in 2012. Emerging equity markets also performed well in 2012. The MSCI Emerging Markets Index rose +15.15% for the year.

In fixed-income markets, Treasury yields were modest for the fourth quarter and the year. Intermediate and long maturities rose +13 basis points in the quarter, as the Federal Reserve's bond-buying program heightened inflation concerns. The Federal Reserve's Operation Twist purchasing activities were concentrated in the 5-10 year maturity range, which resulted in lower intermediate maturities yields at year end.

Corporate bonds were the best performing sector for the year within taxable bonds. The Barclays Aggregate Bond Index return was +4.2% for 2012. The U.S. Treasury sector was the worst performing sector for the year, as inflation fears more than offset quantitive easing measures.

Tax-exempt yields ended the fourth quarter little changed, as sell-off in December reversed post-election price gains.

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February 8, 2013

Firm History
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2013 Investment Seminars

You are invited to attend any of the three investment seminars Sit Mutual Funds is offering in 2013. Each seminar will be held at two different locations and times on the dates scheduled, except additional sessions scheduled due to demand. Breakfast will be served at the morning seminars and lunch at the noon sessions.

To reserve your place, send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554. **A reservation is required.**

Morning Session 7:30 - 8:30 a.m.	Edina Country Club 5100 Wooddale Avenue Edina, Minnesota
Noon Session 12:00 - 1:00 p.m.	Sit Mutual Funds Offices 3300 IDS Center, 80 South Eighth Street Minneapolis, Minnesota

Morning Dates	*Noon Dates*	
2/26	2/25 *2/26 (Full)* *2/27 (Full)* *2/28 (Full)*	**Obamacare in Plain English** *The Patient Protection and Affordable Care Act, otherwise known as Obamacare, was upheld by the Supreme Court in the summer of 2012. Attend this seminar to learn the fundamentals of this law, how it will impact you and how the health care landscape in America will change.*

Morning Dates	*Noon Dates*	
3/12	*3/12 (Full)* 3/13	**Being a Wise Investor in a Scam-Filled World** *How could so many people be defrauded by Bernie Madoff? And for so long? Attend this seminar to learn how some recent schemes worked, what to watch out for and how to protect and invest your money intelligently in challenging times.*

Morning Dates	*Noon Dates*	
4/30	*4/29 (Full)* *4/30 (Full)* *5/2 (Full)* 5/7	**Trusts, Beneficiary Designations and Estate Planning Fundamentals** *The world of trusts, beneficiaries and estate planning is complex. For those willing to learn some rules, however, opportunities are available that can save you money and bring peace of mind. Attend this seminar to understand the basics of this often-neglected part of the financial world.*

NOTE: When demand is great, we will add additional seminar dates. Please check www.sitfunds.com or call Steve Benjamin for up-to-date seminar offerings.

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Sit Quality Income Fund

February 8, 2013

Sit Mutual Funds has added a new fixed-income investment product to its mutual funds family that now total twelve. The Sit Quality Income Fund debuted on December 31, 2012. The Fund is a short-term, investment-grade, taxable bond fund that compliments the rest of the Sit Family of Funds.

Although new, the Fund is managed by the same experienced professionals who have managed the Sit U.S. Government Securities Fund for years. The Sit Quality Income Fund's management team consists of Mike Brilley, Chief Fixed Income Officer, Bryce Doty, Senior Portfolio Manager, Mark Book, Portfolio Manager and Chris Rasmussen, Portfolio Manager.

Sit Quality Income Fund will focus on income as a primary source of return and safety of principal, which are objectives shared with the other Sit fixed-income products. The firm believes that income provides the majority of a bond's return. To achieve its objectives, the Fund will invest at least 50% of its assets in government securities, e.g. Treasuries and mortgage pass-through securities issued by government agencies such as the Government National Mortgage Association (GNMA or "Ginnie Mae"), the Federal National Mortgage Association ("FNMA or "Fannie Mae"), and the Federal Home Loan Mortgage Corporation (FHLMC or "Freddie Mac"). The balance of the Fund's assets will be invested in investment-grade debt securities issued by corporations and municipalities, along with mortgage and other asset-backed securities. The dollar-weighted average rating for the securities in the portfolio is expected to be "A" or better.

Sit Quality Income Fund will be managed to have a duration of 0 to 2 years, which will make its price less vulnerable to rising interest rates. Duration is a measure of interest rate sensitivity. For example, a fund with a duration of 2 years would be expected to experience a decline in price of 2% if interest rates rose 1% and a rise in price of 2% if interest rates declined by 1% (bond prices move inversely to interest rates). Therefore, the lower the duration, the less sensitive a fund is to changes in interest rates. Although the Fund's duration will mean it is a short-term fund, its yield is expected to be approximately 1.5% to 2%, which is currently very close to the yield of the 10-year Treasury (1.76% as of December 31, 2012).

The Sit Quality Income Fund may be an attractive investment option for investors who want current income with less interest rate risk or credit risk to achieve that goal. For more information on the Fund, contact an Investor Services Representative at 800-332-5580 or visit our website at www.sitfunds.com.

- Sit Quality Income Fund page
- Sit Quality Income Fund Summary Prospectus
- Sit Quality Income Fund Statutory Prospectus

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Daily Prices

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February 8, 2013

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

2012 Markets Overview

Domestic equity markets were strong in 2012. The S&P 500® Index was up +16.0% and the Dow Jones Industrial Average gained +10.2% for the year. The technology-laden NASDAQ OTC Composite gained +15.9% in 2012. Midcap stocks outperformed both large and small capitalization issues. Large cap stocks matched small cap stocks performance.

International equity markets had a strong rally in the last six months of 2012, with Asia ex-Japan and Europe leading the way and Japanese equities trailing the market. Equity markets benefited from favorable monetary policies in the U.S. and globally, despite facing challenges from the European debt crisis, slowing economic growth in the U.S. and China, and a tense political standoff on the U.S. fiscal cliff. The MSCI EAFE Growth Index returned +16.86% in 2012. Emerging equity markets also performed well in 2012. The MSCI Emerging Markets Index rose +15.15% for the year.

In fixed-income markets, Treasury yields were modest for the fourth quarter and the year. Intermediate and long maturities rose +13 basis points in the quarter, as the Federal Reserve's bond-buying program heightened inflation concerns. The Federal Reserve's Operation Twist purchasing activities were concentrated in the 5-10 year maturity range, which resulted in lower intermediate maturities yields at year end. ***Read more***

Sit Quality Income Fund

Sit Mutual Funds has added a new fixed-income investment product to its mutual funds family that now total twelve. The Sit Quality Income Fund debuted on December 31, 2012. The Fund is a short-term, investment-grade, taxable bond fund that compliments the rest of the Sit Family of Funds.

Although new, the Fund is managed by the same experienced professionals who have managed the Sit U.S. Government Securities Fund for years. The Sit Quality Income Fund's management team consists of Mike Brilley, Chief Fixed Income Officer, Bryce Doty, Senior Portfolio Manager, Mark Book, Portfolio Manager and Chris Rasmussen, Portfolio Manager.

Sit Quality Income Fund will focus on income as a primary source of return and safety of principal, which are objectives shared with the other Sit fixed-income products. The firm believes that income provides the majority of a bond's return. To achieve its objectives, the Fund will invest at least 50% of its assets in government securities, e.g. Treasuries and mortgage pass-through securities issued by government agencies such as the Government National Mortgage Association (GNMA or "Ginnie Mae"), the Federal National Mortgage Association ("FNMA or "Fannie Mae"), and the Federal Home Loan Mortgage Corporation (FHLMC or "Freddie Mac"). The balance of the Fund's assets will be invested in investment-grade debt securities issued by corporations and municipalities, along with mortgage and other asset-backed securities. The dollar-weighted average rating for the securities in the portfolio is expected to be "A" or better. ***Read more***

2012 Tax Resource Center

- 2012 Tax Information Brochure
- 2012 Year-End Distributions
- Contribution Limits & Deadlines

Investment Seminars

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2013 Seminar page

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.